INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

Telephone: (404) 607-6933	Email: bmottern@ilglaw.com	Facsimile: (678) 840-2126

August 30, 2016

John Reynolds

Assistant Director Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	Royal Energy Resources, Inc.
Comments to Form S-3
Filed August 9, 2016
File No. 333-213031

Dear Mr. Reynolds:

I am writing as counsel to Royal Energy Resources, Inc. (the “Royal”) in response to a comment letter dated August 24, 2016 to Royal’s Form S-3 registration statement filed on August 9, 2016. Below are answers to the comment that was received:

General

1. It appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement was below $75 million. Please withdraw the filing or advise us why you believe you may conduct a primary offering on Form S-3. See General Instruction I.B.1 of Form S-3 and Securities Act Rule 415(a)(4).

RESPONSE: The market value test for eligibility of primary offerings on Form S-3 is set forth below:

1. “Common equity” is as defined in Securities Act Rule 405 (§230.405 of this chapter). For purposes of computing the aggregate market value of the registrant’s outstanding voting and non-voting common equity pursuant to General Instruction I.B.6., registrants shall use the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of sale. See the definition of “affiliate” in Securities Act Rule 405 (§230.405 of this chapter).

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

John Reynolds

August 30, 2016

As of August 9, 2016, Royal had 16,714,421 shares of common stock outstanding. Of the shares outstanding, Royal classifies 8,552,851 shares as being held by affiliates, and 8,161,570 shares as being held by non-affiliates. The price at which the common stock of Royal was last sold prior to the filing of the Form S-3 (August 8, 2016) was $10.50 per share. That results in the market value of non-affiliate ownership of Royal being $85,696,485. Accordingly, Royal believes it met the market cap eligibility requirement for use of Form S-3.

For your information, Royal classifies the following shareholders as affiliates for purposes of this computation:

William L Tuorto	821,924	Director and Officer
E-Starts Money Co.	7,188,560	Owned by Mr. Tuorto
Brian Hughs	455,525	Director and Officer
Wastech, Inc.	48,397	Mr. Tuorto’s father is a director
Douglas Holsted	-	Officer
Ian Ganzer	30,597	Officer
Gary Ganzer	5,000	Father of Ian Ganzer
Ron Phillips	2,848	Officer
Total	8,552,851

The above list includes all persons who are officers or directors of Royal, as well as any shares held by any relatives of such persons or any entities that they may control. As of August 9, 2016, no other person owned more than the 9.9% of the outstanding common stock of Royal.

Please feel free to contact me if you have any questions.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern
Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

John Reynolds

August 30, 2016

Cc:	William L. Tuorto (via email)
Ronald Phillips (via email)
Ronald Alper (via email)

I, William L. Tuorto, hereby certify that I have read the foregoing letter dated August 30, 2016, by Robert J. Mottern, counsel for the Royal Energy Resources, Inc., and I acknowledge that Royal is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Royal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Royal Energy Resources, Inc.

/s/ William L. Tuorto
William L. Tuorto, Chief Executive Officer